FOR IMMEDIATE RELEASE
                                     	 Contact: Judith E. Falango,
                                       Manager, Investor & Shareholder
                                       Relations (203) 382-8156


            Connecticut Energy Adopts Shareholder Rights Plan

	BRIDGEPORT, CT, July 28, 1998 -Connecticut Energy Corporation today announced that its Board of Directors has adopted a shareholder rights plan designed to ensure fair and equal treatment for all shareholders.
J. R. Crespo, Chairman, President and Chief Executive Officer of Connecticut Energy, said the Board took today's action as part of its fiduciary responsibility to shareholders, and not in response to any specific effort to acquire control of the Company. The Board has declared the rights as a non-cash dividend to stockholders of record as of September 18, 1998.

 Under the plan, shareholders will receive one right for each share held, and that right will entitle the holder to buy, under certain circumstances, one-half share of Connecticut Energy's common stock for $45.00. The rights will trade with the Company's common shares and will be separately tradable and be exercisable only if a person or group were to acquire 15 per cent or more of the Company's outstanding common stock, or announce a tender or exchange offer that would result in the acquisition of 15 percent or more of the company's outstanding stock.

 Connecticut Energy can redeem the rights at one cent per right for ten days after they become exercisable. The rights will expire at the close of business on July 28, 2008. Details of the plan are outlined in materials that will be mailed to shareholders.

 The Company said the plan has no present tax consequences and does not affect earnings or the way its shares are traded. In adopting the plan, Connecticut Energy joins over 2,000 American public companies, including more than half the Fortune 500 companies, which have adopted shareholder rights plans.
                                    -more-
 Connecticut Energy Corporation is a holding company primarily engaged in the retail distribution of natural gas through The Southern Connecticut Gas Company, its principal subsidiary, which delivers natural gas in 22 Connecticut communities to over 157,000 customers. Through its subsidiary, CNE Energy Services Group, Inc., the Company also provides an array of energy products and services to commercial and industrial customers throughout New England. The Company also participates in a natural gas purchasing cooperative through another subsidiary, CNE Development Corporation.
A third unregulated subsidiary, CNE Venture-Tech, Inc., invests in companies that produce technologically advanced energy-related products. Further information on the Company is available at www.ConnEnergy.com.

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